UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value (Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation

(i) The subsection of Item 4 of the Schedule 14D-9 titled “Discounted Cash Flow Analysis” is hereby amended and supplemented by amending and restating the first paragraph of such subsection in its entirety with the following:

“Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Key Technology’s projected unlevered free cash flows (defined as after-tax operating income, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2018 to 2020, as provided by Key Technology’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2018 to 2020 by discounting such amounts at rates ranging from 15% to 16%, which are Baird estimates, based on its professional judgment, of Key Technology’s weighted average cost of capital based on the equity beta, debt, cash and market capitalization of selected publicly traded companies and include a customary small company size premium of 5.3% as estimated by Duff & Phelps. Baird calculated the present values of the free cash flows beyond 2020 by assuming terminal values ranging from 9.0x to 10.0x 2020 Adjusted EBITDA, determined by Baird in its professional judgement to be appropriate based on the Forecasts and consideration of multiples for Key Technology’s industry over the long term. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $26.04 to $29.15 per share, as compared to the Per Share Equity Purchase Price of $26.75 per share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the Transaction in concluding that the Consideration was fair, from a financial point of view, to the holders of Shares.”

(ii) The subsection of Item 4 of the Schedule 14D-9 titled “Key Technology Management Forecasts” is hereby amended and supplemented by adding the following sentence at the end of the first paragraph on page 37 of the Schedule 14D-9:

“Key Technology expects, exclusive of one-time adjustments due to enacted tax rate changes, that its effective tax rate for fiscal 2018 will be approximately 25%, and anticipates a lower overall income tax expense in future years.”

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 titled “Certain Litigation” is hereby amended and supplemented by adding the following paragraphs at the end of the subsection:

“Key Technology is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the complaint in the Franchi action and solely for the purpose of mooting the allegations contained therein. Key Technology denies the allegations of the Franchi complaint, and denies any violations of law. Key Technology believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material or are otherwise required to be disclosed. Key Technology is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Supplemental Disclosures.

The Defendants have reached agreement with the plaintiff in the Franchi action to dismiss with prejudice the claims asserted by such plaintiff and dismiss without prejudice the claims purportedly asserted on behalf of a putative class of shareholders.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
Name John J. Ehren
Title: President and Chief Executive Officer